Exhibit (a)(17)

[Letterhead of Zimmer Holdings, Inc.]

Dear Centerpulse shareholder:

As you are aware, Zimmer Holdings, Inc. has launched on June 19, 2003 a public exchange and cash offer for all outstanding registered shares of Centerpulse AG, Zurich, Switzerland. The offer period will remain open until August 27, 2003, unless extended.

We are sending you, as a registered holder of Centerpulse shares, the necessary information related to our offer. You will receive additional information, including a declaration of acceptance and assignment, from your bank or the share register of Centerpulse.

Zimmer proposes to exchange for each outstanding Centerpulse share 3.68 shares of Zimmer common stock, par value of USD 0.01 per share, and CHF 120.00 net in cash, without interest.

If you have already tendered your Centerpulse shares into another offer, you are entitled to withdraw your tendered shares from such other offer and to tender them into our offer. The declaration of acceptance and assignment describes how to exercise your withdrawal right.

Before making a decision regarding the Zimmer offer for Centerpulse, you should carefully read the enclosed documents.

ZIMMER HOLDINGS, INC.